

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

<u>Via E-mail</u>
Fred E. Tannous
Chief Executive Officer
OverNear, Inc.
1460 4th St., Suite 304
Santa Monica, CA 90401

      Re: OverNear, Inc.
              Form 10
              Filed September 16, 2010
              File No. 000-54119

Dear Mr. Tannous:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ John Dana Brown

      John Dana Brown
      Attorney Advisor

cc: <u>via-email</u>
      David M. Loev
      The Loev Law Firm, PC